SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                   ALLMON MANAGEMENT INC.
                     COMMON STOCK
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                     NOT APPLICABLE
                     (CUSIP NUMBER)
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                    128 APRIL ROAD
                  PORT MOODY BC CANADA
                     (604) 469-9801
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                        MAY 12, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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        ROBERT HAINEY - ###-##-####
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 600,000
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 600,000
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 600,000
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         10.71%
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Allmon Management Inc.
Common Stock, 0.0001 par value.
128 April Road
Port Moody, BC, V3H-3M5
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name: Robert Hainey
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(b) Address:      191 Aldrich Avenue
                  Warick, Rhode Island 02889
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c) President-Internet Marketing Solutions, Inc. a consulting company.
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(d)     None.
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(e)     None.
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(f)     Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Robert Hainey, acquired the shares
of Issuer pursuant to a 4(2) offering subscribing to 600,000 shares and paying the sum of $8,500 from his personal funds.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is part of a change in control of the Issuer by the Reporting Person in accordance with a 4(2) offering between the Issuer and
the Reporting Person.   Common stock is the only
outstanding class of shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Robert Hainey acquired 600,000 of the issued and
outstanding common shares of the Issuer.  After Mr.
Hainey's acquisition, such amount represented
approximately 10.71% of the total issued and outstanding common shares of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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Other than as described in this Schedule D, the Reporting
Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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Agreement between Allmon Management Inc. and Robert Hainey
for the purpose of 6,000 restricted common shares from treasury pursuant to Section 4(2) of the Securities Act of 1933.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: May 12, 2000       Signature: /s/ Robert Hainey
                                    -----------------------
                                        ROBERT HAINEY
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                  ALLMON MANAGEMENT INC.
                     128 APRIL ROAD
                 PORT MOODY, BC V3H-3M5
                     (604)-469-8901
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May 11, 2000
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Mr. Robert Hainey
191 Aldrich Avenue
Warick, Rhode Island 02889
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     Re:   Agreement between Allmon Management Inc. and
           Robert Hainey
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Dear Mr. Hainey:
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The following sets forth the agreement between Allmon
Management Inc.  ("ALLMON") and Robert Hainey ("HAINEY"):
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     1.  HAINEY agrees to purchase 600,000 restricted common
         shares of ALLMON at the purchase price of
         $8,500.00.
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     2.  Upon the receipt of $8,500.00, ALLMON will tender
         the shares from treasury to HAINEY.
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     3.  HAINEY represents that he is an "accredited
         investor" as defined under the 1933 Securities Act. In addition, HAINEY has been provided with access to all documents of ALLMON.
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     4.  Notice shall be given by certified mail, return
         receipt requested, the date of notice being deemed the date of postmarking. Notices, unless either party has notified the other party of an alternative address as provided hereunder, shall be sent to the address set forth herein.
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     5.  In the event that any term, covenant, condition, or
         other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.
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     6.  This Agreement contains all of the terms agreed
         upon by the parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation.
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     7.  This Agreement shall be construed in accordance
         with and governed by the laws of the State of Delaware applicable to agreements made and to be performed within the State of Delaware without giving the effect to the conflict of law principals thereof.
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     8.  No amendments or additions to this Agreement shall
         be binding unless in writing, signed by both
         parties, except as herein otherwise provided.
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     9.  Neither party may assign nor delegate any of its
         rights or obligations hereunder without first obtaining the written consent of the other party.
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Very truly yours,
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ALLMON MANAGEMENT INC.
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By: /s/ Gerald Ghini
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     GERALD GHINI
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ACCEPTED AND AGREED TO BY:       ACCEPTED AND AGREED TO BY:
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ALLMON MANAGEMENT INC.
By: /s/ Gerald Ghini             By: /s/ Robert Hainey
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        GERALD GHINI                     ROBERT HAINEY
        President
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